Exhibit 99.1

Ballard Announces Follow-On Order From Solaris For 20 Fuel Cell Modules to Power Buses in The Netherlands

VANCOUVER and HOBRO, Denmark, April 28, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Solaris Bus & Coach S.A. ("Solaris"; www.solarisbus.com), a leading European bus and trolleybus manufacturer headquartered in Bolechowo, Poland, for 20 of Ballard's new 70 kilowatt heavy-duty FCmove™-HD fuel cell modules.

Solaris ‘Urbino 12 hydrogen’ Fuel Cell Electric Bus (CNW Group/Ballard Power Systems Inc.)

These modules will power 20 Solaris Urbino 12 hydrogen buses planned for deployment in South Holland, the most populous province of The Netherlands, under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE 2") funding program. The buses will be operated by Connexxion, which provides transport services for South Holland province.

Petros Spinaris, Deputy CEO of Solaris Bus & Coach S.A. said, "Increasingly municipal operators and decision makers are opting for modern and emission-free transport solutions for their regions. The advantages of hydrogen as an energy carrier are indisputable. We are honoured to be able to participate with the operator Connexxion, as the Netherlands continues to green its transit fleets."

Rob Campbell, Ballard Chief Commercial Operator noted, "With the deployment of these 20 buses planned for next year by Solaris, Ballard will be powering a total of 40 buses in The Netherlands. And, we will soon be powering Solaris buses in Germany and Italy, as well. This order is another strong indicator of the growing demand for zero-emission public transportation solutions in Europe and, indeed, globally. As Europe contemplates a 'Green Recovery' from COVID-19, and as recent studies have linked PM2.5 air pollution with COVID-19 mortality rates, we see the opportunity for accelerated adoption of zero-emission fuel cell electric buses."

The Solaris Urbino 12 hydrogen model Fuel Cell Electric Bus (FCEB) – capable of traveling 350 kilometers on a single hydrogen refueling – was introduced in 2019. The bus incorporates an axle with two electric motors and is equipped with a climate control system utilizing heat generated by Ballard's fuel cell module. Shipments of the 20 FCmove™-HD modules to Solaris are expected to match the timing for bus builds and deployments.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 28-APR-20